PLADEO CORP.
Circuito Porta Vicenza 3108
Fracc. Porta Fontana
Leon, 37134
Mexico

October 1, 2012

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Pladeo Corp's - Registration Statement on Form S-1
    Filing No. 333-182714

Dear: Barbara C. Jacobs

In response to your letter dated March 21, 2012 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

SINCE YOU APPEAR TO QUALIFY AS AN "EMERGING GROWTH COMPANY," AS DEFINED IN THE JUMPSTART OUR BUSINESS STARTUPS ACT, PLEASE DISCLOSE ON YOUR PROSPECTUS COVER PAGE THAT YOU ARE AN EMERGING GROWTH COMPANY, AND REVISE YOUR PROSPECTUS TO:

*    DESCRIBE HOW AND WHEN A COMPANY MAY LOSE EMERGING GROWTH COMPANY STATUS;

* BRIEFLY DESCRIBE THE VARIOUS EXEMPTIONS THAT ARE AVAILABLE TO YOU, SUCH AS EXEMPTIONS FROM SECTION 404(B) OF THE SARBANES-OXLEY ACT OF 2002 AND
     SECTION 14A(A) AND (B) OF THE SECURITIES EXCHANGE ACT OF 1934; AND

* STATE YOUR ELECTION UNDER SECTION 107(B) OF THE JOBS ACT: MS. LISBETH GUERRERO PLADEO CORP. AUGUST 13, 2012 PAGE 2

* IF YOU HAVE ELECTED TO OPT OUT OF THE EXTENDED TRANSITION PERIOD FOR COMPLYING WITH NEW OR REVISED ACCOUNTING STANDARDS PURSUANT TO SECTION 107(B), INCLUDE A STATEMENT THAT THE ELECTION IS IRREVOCABLE; OR
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*    IF YOU HAVE ELECTED TO USE THE EXTENDED TRANSITION PERIOD FOR COMPLYING
     WITH NEW OR REVISED ACCOUNTING STANDARDS UNDER SECTION 102(B)(1), PROVIDE A RISK FACTOR EXPLAINING THAT THIS ELECTION ALLOWS YOU TO DELAY THE ADOPTION OF NEW OR REVISED ACCOUNTING STANDARDS THAT HAVE DIFFERENT EFFECTIVE DATES FOR PUBLIC AND PRIVATE COMPANIES UNTIL THOSE STANDARDS APPLY TO PRIVATE COMPANIES. PLEASE STATE IN YOUR RISK FACTOR THAT, AS A RESULT OF THIS ELECTION, YOUR FINANCIAL STATEMENTS MAY NOT BE COMPARABLE TO COMPANIES THAT COMPLY WITH PUBLIC COMPANY EFFECTIVE DATES. INCLUDE A SIMILAR STATEMENT IN YOUR CRITICAL ACCOUNTING POLICY DISCLOSURES.

IN ADDITION, CONSIDER DESCRIBING THE EXTENT TO WHICH ANY OF THESE EXEMPTIONS ARE AVAILABLE TO YOU AS A SMALLER REPORTING COMPANY.

PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY WRITTEN MATERIALS THAT YOU OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF PROVIDES IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT TO POTENTIAL INVESTORS THAT ARE QUALIFIED INSTITUTIONAL BUYERS OR INSTITUTIONAL ACCREDITED INVESTORS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

Response: We have complied with this comment. We have not provided or published or distributed any such written materials or research reports.

COMMENT: 2

YOU APPEAR TO BE A SHELL COMPANY AS DEFINED IN SECURITIES ACT RULE 405. ACCORDINGLY, PLEASE DISCLOSE THAT YOU ARE A SHELL COMPANY ON YOUR PROSPECTUS COVER PAGE, AND ADD A RISK FACTOR THAT HIGHLIGHTS THE UNAVAILABILITY OF SECURITIES ACT RULE 144 FOR PURPOSES OF MEETING THE SAFE HARBOR REQUIREMENT FROM THE DEFINITION OF UNDERWRITER, INCLUDING ANY EFFECT ON THE LIQUIDITY OF YOUR SHARES AND ON YOUR ABILITY TO ATTRACT ADDITIONAL CAPITAL TO IMPLEMENT YOUR BUSINESS PLAN OR SUSTAIN OPERATIONS.

Response: We do not believe that we are a "shell company" as described under Rule 405. Rule 405 of Regulation C defines a "shell company" as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

We do not believe that we can be classified as having "no or nominal operations". From inception, the Registrant's management has allocated significant effort and time to the development of the Registrant's business. In furtherance of the Registrant's planned business, the Registrant's management investigated the market demand for online chat systems, analyzed what is available for different platforms on the web and what is not, raised seed capital, investigated various HTML and JavaScript based browser systems, executed an Agreement with "Mex.tl" under which, Pladeo Corp will develop and provide chat system to Mex.tl. The Registrant does not believe that it can be classified as having "no or nominal operations" after having executed the above stated activities.

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COMMENT: 3

PLEASE ENSURE THAT DISCLOSURE THROUGHOUT THE DOCUMENT CLARIFIES THAT YOU HAVE A SOLE OFFICER AND DIRECTOR. IN THIS REGARD, AS EXAMPLES ONLY OF DISCLOSURES THAT SHOULD BE REVISED, WE NOTE THAT YOU REFER TO YOUR SOLE OFFICER AND DIRECTOR MS. GUERRERO AS "HE" AND "THEY," AND YOU DISCUSS YOUR "EXECUTIVE OFFICERS," ON THE PROSPECTUS COVER PAGE AND ON PAGE 6. PLEASE REVIEW YOUR FILING GENERALLY AND REVISE AS APPROPRIATE TO ENSURE THAT PRONOUNS AND VERBS USED WITH RESPECT TO MS. GUERRERO REFLECT THAT SHE IS THE COMPANY'S SOLE OFFICER AND DIRECTOR.

Response: We have reviewed our filing to ensure that pronouns and verbs used with respect to Mrs. Guerrero reflect that she is the company's sole officer and director.

COMMENT: 4

IT APPEARS THAT ON THE EFFECTIVE DATE OF YOUR REGISTRATION STATEMENT, YOU WILL BE SUBJECT TO THE REPORTING REQUIREMENTS OF SECTION 15(D) OF THE EXCHANGE ACT AND WILL NOT HAVE A CLASS OF SECURITIES REGISTERED UNDER SECTION 12 OF THAT ACT. PLEASE CONSIDER ADDING RISK FACTOR INFORMING POTENTIAL INVESTORS OF HOW THE REGULATORY REQUIREMENTS IMPOSED ON SECTION 15(D) REGISTRANTS ARE MORE LIMITED THAN THOSE IMPOSED UPON FULLY REPORTING COMPANIES AND THE RESULTING RISKS.

Response: We have added the risk factor:

On the effective date of our registration statement, we will be subject to the reporting requirements of Section 15(d) of the Exchange Act and will not have a class of securities registered under Section 12 of that act. The regulatory requirements imposed on Section 15(d) registrants are more limited than those imposed upon fully reporting companies and as a result investors may not get the full disclosure to fully evaluate the investment risks.

COMMENT: 5

WE NOTE THAT YOU CURRENTLY HAVE ONLY ONE SHAREHOLDER, AND THAT, GIVEN THE SIZE OF YOUR PROPOSED OFFERING, IT APPEARS LIKELY THAT YOU WILL HAVE FEWER THAN 300 SHAREHOLDERS FOLLOWING THE COMPLETION OF THE OFFERING. PLEASE CONSIDER ADDING RISK FACTOR DISCLOSURE THAT INFORMS STOCKHOLDERS OF THE POSSIBILITY THAT YOUR REPORTING OBLIGATIONS MAY BE SUSPENDED DUE TO A LIMITED NUMBER OF SHAREHOLDERS, AS WELL AS THE RESULTANT RISKS IN THAT EVENT.

Response: We have added such risk factor:

We currently have only one shareholder, and that, given the size of our proposed offering, it appears likely that we will have fewer than 300 shareholders following the completion of the offering. There is a possibility that our reporting obligations may be suspended due to a limited number of shareholders, as well as the resultant risks in that event.

COMMENT: 6

THIS RISK FACTOR REFERS TO "DIFFICULTIES NORMALLY ENCOUNTERED BY NEW TRANSPORTATIONS [SIC] COMPANIES," AND THE ENSUING RISK FACTOR STATES THAT YOUR CURRENT OPERATING FUNDS ARE LESS THAN THOSE NEEDED TO COMPLETE YOUR "INTENDED

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OPERATIONS OF OPERATING A CHAUFFEURING AND TRANSPORTATION SERVICES BUSINESS."
THESE DISCLOSURES ARE INCONSISTENT WITH YOUR BUSINESS PLANS AS DESCRIBED ELSEWHERE IN THE FILING. PLEASE REVISE OR ADVISE.

Response: We have deleted this risk factor.

COMMENT: 7

PLEASE EXPAND THIS RISK FACTOR TO NOTE, IF ACCURATE, THAT MS. GUERRERO IS THE COMPANY'S SOLE EMPLOYEE.

Response: We have expanded one of our risk factors to note that Ms. Guerrero is the company's sole employee.

COMMENT: 8

PLEASE REVISE OR EXPLAIN THE REFERENCE TO A COMPANY BY THE NAME OF GLOBAL LINES INC. IN THIS RISK FACTOR.

Response: We have deleted this reference.

COMMENT: 9

WE NOTE THE FOLLOWING DISCLOSURE: "THE AMOUNT OF THE OFFERING WILL LIKELY ALLOW US TO OPERATE FOR AT LEAST ONE YEAR AND HAVE THE CAPITAL RESOURCES REQUIRED TO COVER THE MATERIAL COSTS WITH BECOMING A PUBLICLY REPORTING [COMPANY]." PLEASE REVISE TO STATE CLEARLY WHETHER YOUR CURRENTLY AVAILABLE AND CONTRACTUALLY COMMITTED CAPITAL RESOURCES ARE SUFFICIENT TO FUND PLANNED OPERATIONS FOR A PERIOD OF NOT LESS THAN 12 MONTHS FROM THE DATE OF THE PROSPECTUS, ASSUMING NO PROCEEDS FROM THE OFFERING. IF THE CURRENTLY AVAILABLE AND CONTRACTUALLY COMMITTED CAPITAL RESOURCES ARE NOT SUFFICIENT TO FUND PLANNED OPERATIONS FOR THAT 12-MONTH PERIOD, STATE THE DEFICIENCY IN QUANTITATIVE TERMS, AND INDICATE HOW LONG YOU BELIEVE YOU CAN CONTINUE IN OPERATION USING AVAILABLE CAPITAL RESOURCES.

Response: We have added the following statement:

Our currently available and contractually committed capital resources are not sufficient to fund planned operations for that 12-month period. We will require additional $16,945 to fund planned operations in the amount of $25,000. With current funding only we will likely be able to continue operations for approximately three months.

COMMENT: 10

YOU REFER TO YOUR POTENTIAL "FAILURE TO MAINTAIN A COMPETITIVE POSITION" WITHIN THE INSTANT MESSAGING SYSTEM INDUSTRY. SUCH DISCLOSURE COULD BE READ TO SUGGEST THAT THE COMPANY HAS ALREADY ATTAINED A COMPETITIVE POSITION. PLEASE REVISE AS APPROPRIATE TO REFLECT THE FACT THAT YOU HAVE NOT YET COMMENCED OPERATIONS.

Response: We have revised to: "failure to attain and maintain a competitive position".

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COMMENT: 11

PLEASE BRIEFLY DESCRIBE HERE THE RELATIONSHIP BETWEEN INFOSPACE S. DE R.L. DE CV AND "MEX.TL." CLARIFY, IF ACCURATE, THAT INFOSPACE IS THE COUNTERPARTY TO AN AGREEMENT WITH THE COMPANY, AND THAT IT OPERATES THE WEBSITE MEX.TL. WE NOTE IN THIS REGARD THAT ELSEWHERE IN THE PROSPECTUS YOU INDICATE THAT YOU ENTERED INTO THE AGREEMENT WITH MEX.TL.

Response: We have clarified that Infospace is the counterparty to an agreement with the company, and that it operates the website Mex.tl. We have indicated that we entered into agreement with Infospace (instead of Mex.tl).

COMMENT: 12

PLEASE ALSO ENSURE THAT YOU PROVIDE A MATERIALLY-COMPLETE DESCRIPTION OF YOUR AGREEMENT WITH INFOSPACE. IN THIS REGARD, WE NOTE FROM EXHIBIT 10.1 THAT THE AGREEMENT CAN BE TERMINATED AT ANY TIME BY EITHER PARTY WITH 30 DAYS' NOTICE, AND THAT INFOSPACE WILL PAY PLADEO 50% OF NET REVENUES GENERATED FROM THE WEBSITE FROM ADVERTISING MEANS SELECTED BY INFOSPACE.

Response: We have added the following descriptions of our agreement with
Infospace: "the agreement can be terminated at any time by either party with 30 days' notice, and that Infospace will pay Pladeo 50% of net revenues generated from the website from advertising means selected by Infospace".

COMMENT: 13

WE NOTE FROM THE DISCLOSURES THROUGHOUT YOUR FILING AND THE ARTICLES OF INCORPORATION INCLUDED AS EXHIBIT 3.1 THAT PLADEO CORP. WAS INCORPORATED ON FEBRUARY 16, 2012. EXPLAIN TO US WHY THE FINANCIAL STATEMENTS REFLECT A DATE OF INCEPTION OF APRIL 2, 2012. IF APPROPRIATE, REVISE TO PRESENT YOUR FINANCIAL STATEMENTS FROM THE DATE OF INCEPTION. REFER TO ASC 915.

Response: We have revised our financial statements to reflect a date of inception on February 2, 2012.

COMMENT: 14

WE NOTE THAT THE CAPTION TO MS. GUERRERO'S SIGNATURE ON BEHALF OF THE REGISTRANT AT THE TOP OF THE SIGNATURE PAGE INDICATES THAT SHE IS THE PRINCIPAL EXECUTIVE, FINANCIAL AND ACCOUNTING OFFICER OF THE COMPANY. PLEASE PROVIDE A SIMILAR CAPTION TO HER SIGNATURE IN HER INDIVIDUAL CAPACITY AT THE BOTTOM OF THE PAGE TO CLARIFY THAT SHE IS SIGNING IN THESE CAPACITIES. REFER TO THE INSTRUCTIONS TO THE SIGNATURE PORTION OF FORM S-1.

Response: We have provided the caption to her signature.

Thank you.

Sincerely,


/s/ Lisbeth Guerrero
----------------------------
Lisbeth Guerrero
President

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